

InvestorCom
prepared by: SHAREHOLDER INTELLIGENCE

Vote Report as of: November 3, 2015
Meeting Date: November 6, 2015
Record Date: September 18, 2015

Shares Outstanding:	49,860,784
Total Shares Voted	28,996,575
Quorum:	58.16%

MANAGEMENT

	For	% of O/S	% of voted	Against	% of O/S	% of voted	Abstain	% of O/S	% of voted
Proposal 1: Election of Class III Directors of the Company to serve until the 2018 Annual Meeting of Stockholders									
John W. Casella	19,916,494	39.94%	99.01%	0	0.00%	0.00%	198,512	0.40%	0.99%
William P. Hulligan	19,922,399	39.96%	99.04%	0	0.00%	0.00%	192,607	0.39%	0.96%
James E. O'Connor	19,922,349	39.96%	99.04%	0	0.00%	0.00%	192,657	0.39%	0.96%
Proposal 2: Approval, in an advisory "say-on-pay" vote, of the compensation of the Company's named executive officers	19,859,673	39.83%	98.73%	143,341	0.29%	0.71%	111,991	0.22%	0.56%
Proposal 3: Ratification of the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015	20,005,610	40.12%	99.46%	40,462	0.08%	0.20%	68,934	0.14%	0.34%

JCP INVESTMENT MANAGEMENT

	For	% of O/S	% of voted	Against	% of O/S	% of voted	Abstain	% of O/S	% of voted
Proposal 1: To elect Brett W. Frazier and James C. Pappas as Class III directors of the Company to serve until the 2018 Annual Meeting of Stockholders									
Brett W. Frazier	8,642,649	17.33%	97.31%	0	0.00%	0.00%	238,919	0.48%	2.69%
James C. Pappas	8,622,878	17.29%	97.09%	0	0.00%	0.00%	258,690	0.52%	2.91%
Proposal 2: Company's proposal to approve, in an advisory "say-on-pay" vote, the compensation of the Company's named executive officers	1,097,606	2.20%	12.36%	7,588,094	15.22%	85.44%	195,869	0.39%	2.21%
Proposal 3: Company's proposal to ratify the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015	7,624,497	15.29%	85.85%	629,841	1.26%	7.09%	627,231	1.26%	7.06%